

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 15, 2023

Tom Wittenschlaeger
Chief Executive Officer
AYRO, Inc.
900 E. Old Settlers Boulevard, Suite 100
Round Rock, Texas 78664

>   **Re: AYRO, Inc.**
>   **Registration Statement on Form S-3**
>   **Filed September 8, 2023**
>   **File No. 333-274439**

Dear Tom Wittenschlaeger:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Mariam Mansaray, Staff Attorney, at (202) 551-6356 or Matthew Derby, Legal Branch Chief, at (202) 551-3334 with any questions.

>   Sincerely,
>
>   Division of Corporation Finance
>   Office of Technology

cc: Rick Werner